

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 30, 2023

John Hanson
Chief Financial Officer
Turtle Beach Corp
44 South Broadway
4th Floor
White Plains, NY 10601

> **Re: Turtle Beach Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response Dated October 6, 2023**
> **File No. 001-35465**

Dear John Hanson:

We have reviewed your October 6, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2023 letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2022</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Performance Indicators and Non-GAAP Measures, page 27</u>

1. We have reviewed your response to prior comments 1 and 2. Based on your responses, the adjustments to your non-GAAP financial measures for employee and executive retention costs and for inventory and component related reserves appear to be normal operating expenses necessary to operate your business. As such, these adjustments are inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please revise your non-GAAP measures in future filings to remove these adjustments.

Please contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing